Exhibit D-11.1
113 FERC ¶ 61,299
UNITED STATES OF AMERICA
FEDERAL ENERGY REGULATORY COMMISSION
Before Commissioners: Joseph T. Kelliher, Chairman;
Nora Mead Brownell, and Suedeen G. Kelly.

Exelon Corporation	Docket Nos. EC05-43-000
Public Service Enterprise Group, Inc.	EC05-43-001
ORDER DENYING REHEARING, ACCEPTING COMPLIANCE FILING AND GRANTING CLARIFICATION
(Issued December 21, 2005)
1. Numerous entities1 filed requests for rehearing of the Commission’s Merger Order2 authorizing the merger of Exelon Corporation (Exelon) and Public Service

[1]	American Public Power Association (APPA), National Rural Electric Cooperative Association (NRECA), Public Citizen’s Energy Program (Public Citizen), together with Action Alliance of Senior Citizens of Greater Philadelphia, Citizen Power, Energy Justice Network, Illinois Public Interest Research Group (IPIRG), New Jersey Citizen Action (NJ Citizen Action), New Jersey Public Interest Research Group (NJPIRG), Pennsylvania Public Interest Research Group (PennPIRG), Philadelphia Association of Community Organizations for Reform Now, Service Employees International Union, SEIU New Jersey State Council, Tenant Action Group, Three Mile Island Alert and Utility Workers Union of America Local 601, Hoosier Energy Rural Electric Cooperative, Inc. (Hoosier Energy), Pennsylvania Office of Consumer Advocate (PaOCA), New Jersey Board of Public Utilities (NJBPU), New Jersey Division of the Ratepayer Advocate (NJ Ratepayer Advocate), Philadelphia Gas Works together with the City of Philadelphia (Philadelphia Gas), PPL Companies (PPL), and the Illinois Attorney General on behalf of the People of the State of Illinois (Illinois). Public Citizen’s Energy Program with Citizen Power, Energy Justice Network, IPIRG, NJ Citizen Action, NJPIRG, PennPIRG and Three Mile Island Alert are collectively referred to throughout this order as “Public Citizen.” As discussed below, the remainder of the entities joining in Public Citizen’s request for rehearing did not intervene in the original proceeding, and we will not allow them to intervene at this late date and request rehearing as parties.

[2]	Exelon Corporation and Public Service Enterprise Corporation, Inc., 112 FERC ¶ 61,011 (2005) (Merger Order.)

Docket Nos. EC05-43-000 and 001	2
Enterprise Corporation, Inc. (PSEG) (collectively, Applicants) under section 203 of the Federal Power Act (FPA).3 In this order, we deny the requests for rehearing.
Background
2. Applicants requested Commission approval of a transaction that includes Exelon’s acquisition of PSEG and the resulting indirect acquisition of Exelon’s and PSEG’s jurisdictional facilities and the internal restructuring and consolidation of Exelon’s and PSEG’s subsidiaries establishment of a new corporate structure for the new entity, Exelon Electric & Gas Corporation (EE&G). The Commission determined that proposed transaction, which included mitigation of harm to the competitive market through substantial divestiture of generation and several compliance filings with the Commission, is consistent with the public interest, as required by section 203 of the FPA.4
3. Several parties filed timely requests for rehearing. Applicants filed an answer, and NJBPU filed an answer to Applicants’ answer. Philadelphia Gas filed a motion to strike Applicants’ answer to the requests for rehearing.
Discussion
A.	Procedural Matters
4. When late intervention is sought after the issuance of a dispositive order, the prejudice to other parties and burden upon the Commission of granting the late intervention may be substantial. Thus, movants bear a higher burden to demonstrate good cause for granting such late intervention.5 Action Alliance of Senior Citizens of Greater Philadelphia, Philadelphia Association of Community Organizations for Reform Now, Service Employees International Union, SEIU New Jersey State Council, Tenant

[3]	16 U.S.C. § 824(b) (2000). The Energy Policy Act of 2005 (EPAct 2005) repeals the Public Utility Holding Company Act of 1935 (PUHCA 1935) and enacts the Public Utility Holding Company Act of 2005 (PUHCA 2005). EPAct 2005 §§ 261 et seq., Pub. L. No. 109-58, 199 Stat. 594 (2005). We analyzed this transaction under section 203 as it appears pre-EPAct 2005, since the amended section 203 does not become effective until February 8, 2006. Additionally, this transaction was filed before EPAct 2005 was enacted. EPAct 2005 §§ 1289(c) Pub. L. No. 109-58, 199 Stat. 594 (2005).

[4]	Id.

[5]	See, e.g., Midwest Independent Transmission System Operator, Inc., 102 FERC ¶ 61,250 at P 7 (2003).

Docket Nos. EC05-43-000 and 001	3
Action Group and the Utility Workers Union of America Local 601 have not met this higher burden.
5. Pursuant to Rule 713(d) and Rule 213(a)(2) of the Commission’s Rules of Practice and Procedure,6 answers to requests for rehearing are not permitted. Therefore, the Commission will reject Applicants’ answer to the requests for rehearing. Since we reject Applicants’ answer, we find Philadelphia Gas’ motion to strike Applicants’ answer moot.
6. On August 1, 2005, pursuant to the Merger Order, Applicants submitted a compliance filing outlining the independent administration of the baseload energy auction, including the hiring of an auction manager and an independent auction monitor.7 Notice of the August 1, 2005 compliance filing was published in the Federal Register, with comments due on or before December 8, 2005. The City of Philadelphia filed a timely protest to the compliance filing. We will accept Applicants’ compliance filing, as discussed below.
B.	Did the Commission Fail to Address Protestors’ in the Merger Order?
1.	Requests for Rehearing
7. Several parties argue that the Commission failed to address comments made in response to Applicants’ proposal. NJBPU states that the Commission ignored the report of the PJM Interconnection, LLC (PJM) Market Monitoring Unit (PJM MMU) evaluating the merger’s effect on the PJM-administered markets. NJBPU argues that the PJM MMU has access to historical market information and additional information relating to the specific PJM region which makes the PJM MMU analysis superior to the Applicants’ Appendix A analysis and the “only bona fide assessment” of the merger’s effects on the PJM markets.8
8. Additionally, NJBPU states that the Commission failed to recognize that the PJM MMU recommended more precise mitigation than that proposed by Applicants. NJBPU also argues that the Commission failed to address arguments that Applicants’ Appendix A analysis was based on questionable assumptions and thus understated Applicants’ market power and the mitigation necessary to ameliorate that market power. Some of these errors are assuming a low share of transmission import capacity and

[6]	18 C.F.R. § 385.713(d) and § 385.213(a)(2) (2005).

[7]	August 1, 2005 Compliance Filing, Docket No. EC05-43-000.

[8]	NJBPU Request for Rehearing at 23.

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ignoring the effect of retirement of facilities and the possibility of withholding or other strategic bidding.
9. PPL argues that the Commission failed to address its comment that Applicants improperly analyzed the Northern New Jersey and PJM Classic markets, including evaluating appropriate mitigation in the Northern New Jersey market and the amount of import capability applicants have in the PJM Classic market. PPL also states that the Commission never responded to the issue of increased cost-capping under PJM’s three pivotal supplier rule.
2.	Commission Determination
10. It is simply not correct that the Commission failed to address these issues. The Commission addressed the analysis of the PJM MMU specifically in PP 103-109 of the Merger Order and throughout the Commission’s discussion section. The Merger Order also addresses the issues of properly analyzing the Northern New Jersey and PJM Classic markets in evaluating Applicants’ market power.9 PPL argues that the Commission did not address increased cost-capping under PJM’s three-pivotal-supplier rule. We did not directly address the three-pivotal-supplier rule because we made a finding, based on Applicants’ Appendix A analysis, that competition in the relevant capacity markets would not be adversely affected by the merger.10 We do not use the three-pivotal-supplier rule in our analysis of a merger’s effect on competition. Rather, it is a test used by the PJM Market Monitor to determine when bid caps should be put into place.
11. While the Commission disagrees that we failed to address these issues in the Merger Order, we will once again explain the basis for many of the decisions in the Merger Order below.
C.	Should the Commission Have Established an Evidentiary Hearing to Evaluate Issues of Material Fact?
1.	Requests for Rehearing
12. Several parties argue that the Commission should have established an evidentiary hearing to evaluate numerous disputed issues of material fact, such as inconsistencies and concerns about Applicants’ Appendix A analysis and the proposed divestiture.11

[9]	Merger Order at PP 122-23.

[10]	Id. at P 167.

[11]	Hoosier Energy at 3.

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13. For example, Public Citizen states that Applicants’ analysis and economic expert witness were not subject to cross-examination and discovery.12
14. PaOCA and Illinois argue that the Commission’s failure to establish an evidentiary hearing denied parties a meaningful opportunity to be heard and to develop a complete record.13 PaOCA identifies several issues that, it argues, require a opportunity for discovery, cross-examination and full analysis through an evidentiary hearing. Denial of such an opportunity, PaOCA argues, would violate the parties’ due process rights.14
15. NJ Ratepayer Advocate argues that the Commission erred in failing to establish an evidentiary hearing to evaluate numerous issues of material fact, including Applicants’ ability to engage in strategic bidding and the effect Applicants’ gas operations will have on competition.15 NJ Ratepayer Advocate also identifies several other issues that should have been analyzed through an evidentiary hearing and argues that the Commission’s failure to order the hearing was arbitrary and capricious and was not reasoned decision-making.16
16. PPL argues that the Commission’s failure to order an evidentiary hearing to address the issues of material fact was not “a consideration of the relevant factors.”17 PPL states that the Commission ignored expert testimony, exhibits and analysis that demonstrated that material issues of fact existed.18 This failure to establish a hearing terminated the parties’ ability to explore these issues through discovery and cross-examination, according to PPL .19

[12]	Public Citizen at 12.

[13]	PaOCA at 5-6.

[14]	Id. at 9.

[15]	NJ Ratepayer Advocate at 5 & 9.

[16]	Id. at 16.

[17]	PPL at 8.

[18]	Id. at 9.

[19]	Id. at 12.

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2.	Commission Determination
17. The Commission has broad discretion regarding when to set matters for hearing.20 If the Commission can resolve disputed issues based on the written record, then the Commission is not required to establish an evidentiary hearing to address disputed issues of fact.21 No party has shown why the voluminous written record22 in this case was inadequate.
D.	Did the Commission Fail to Evaluate Market Power in the Natural Gas Market?
1.	Requests for Rehearing
18. NJPBU and Philadelphia Gas argue that the Commission did not consider all the evidence in finding that the merger would not have anticompetitive effects on the natural gas market. They state that the Commission ignored the analysis of Dr. Paul Carpenter, which indicated that the merger will affect natural gas prices in the PJM East market due to Applicants’ control of upstream gas capacity and storage.23 Dr. Carpenter’s analysis concluded that Applicants will have significant market power in the relevant natural gas market. The HHI screen failures are not remedied by the mitigation because the mitigation only attempts to remedy the horizontal concentration in the electricity market, not the vertical concentration in the natural gas market.24
19. NJ Ratepayer Advocate argues that the Commission erred in failing to evaluate the natural gas markets because there is a potential for horizontal market power in natural gas transportation and storage rights. This market power could lead to gas price manipulation even in the absence of a high level of concentration in the market.

[20]	ISO New England, Inc., 111 FERC ¶ 61,096 (2005).

[21]	Moreau v. FERC, 982 F.2d 556 at 568 (D.C. Cir. 1993).

[22]	The record in this case exceeds 2,000 pages.

[23]	NJPBU at 41.

[24]	Philadelphia Gas at 20.

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2.	Commission Determination
20. With respect to the vertical competitive impacts of a merger, the Commission examines three issues: (1) foreclosure/raising rivals costs; (2) competitive coordination; and (3) regulatory evasion.25 The Commission has held that in order for a merger to have an adverse impact on competition by increasing the merged firm’s ability or incentive to engage in foreclosure or raise rivals’ costs, both the upstream and downstream markets must be highly concentrated.26
21. NJBPU, Philadelphia Gas, and NJ Ratepayer Advocate either misunderstand the Commission’s standard for consistency with the public interest, or propose a new standard. As explained in the Revised Filing Requirements, we examine the effect of a merger on the upstream natural gas market, but only in conjunction with the downstream wholesale electric energy market. And only if both of these markets are concentrated do we have concerns.27
22. The FPA does not grant the Commission authority to examine the horizontal impact of a merger on natural gas markets alone, which is what the parties ask. The Commission did indeed examine concentration in the natural gas market, in conjunction with concentration in the wholesale energy market, and determined that the merger did not raise an issue with respect to foreclosure.

[25]	Revised Filing Requirements Under Part 33 of the Commission’s Regulations, Order No. 642, 65 Fed. Reg. 70,984 (2000), FERC Stats. & Regs., Regulations Preambles July 1996-December 2000 ¶ 31,111 at 31,904 (2000) (Revised Filing Requirements).

[26]	Id. at 31,911. See also Dominion Resources, Inc. and Consolidated Natural Gas Company, 89 FERC ¶ 61,162 (1999).

[27]	The Natural Gas Act does not grant the Commission authority to examine the effect of a merger on the horizontal natural gas market. The Natural Gas Act states that “[n]o natural-gas company or person which will be a natural-gas company upon completion of any proposed construction or extension shall... acquire or operate any such facilities or extensions thereof, unless there is in force with respect to such natural-gas company a certificate of public convenience and necessity issued by the Commission authorizing such acts or operation.” 15 U.S.C. § 717f (c)(1)(a) (2001).

Docket Nos. EC05-43-000 and 001	8
E.	Did the Commission Err in Accepting Applicants’ Proposal to Allocate Transmission Transfer Capacity on a Pro Rata Basis?
1.	Requests for Rehearing
23. Hoosier Energy argues that the Commission erred in accepting Applicants’ allocation in their study of scarce transmission transfer capability on a pro rata basis. It argues that this method of allocation creates a bias towards lower HHI estimates in the market analysis by maximizing the hypothetical participation of all potential competitors, regardless of price.28 Hoosier Energy argues that the Commission ignored the argument that a least cost access method should be used to enable low cost suppliers to secure firm transmission rights, thus possibly precluding more expensive suppliers from access to the market.29
2.	Commission Determination
24. We will deny Hoosier Energy’s request for rehearing. As we stated in the Merger Order, we are not persuaded that Applicants should have used an economic (i.e. least cost) allocation rather than a pro rata allocation of scarce transmission transfer capability in their analysis. We have accepted the pro rata allocation methodology in numerous merger cases,30 and believe it reasonably models suppliers’ ability to compete in a given destination market. Moreover, Hoosier’s argument that the use of the pro rata allocation creates a bias towards lower HHI estimates by maximizing the hypothetical participation of all potential competitors, regardless of price, ignores a key feature of the DPT: only sellers with costs within 5 percent of the market price are assumed to be competing for the scarce transmission capability. All sellers with a profit opportunity would be competing to sell into the destination market. The pro rata allocation method recognizes that and gives appropriate weight to the potential sellers based on relative size.31

[28]	Hoosier Energy at 10.

[29]	Id.

[30]	Order No. 654 at 31,894; Commonwealth Edison, 91 FERC ¶ 61,036 (2000); CP&L Holdings, 92 FERC ¶ 61,023 (2000).

[31]	For example, for simplicity, assume that there are two potential sellers competing for 1,000 MWs of scarce transmission capability, with 1,500 MWs and 500 MWs of economic capacity, respectively. The pro rata allocation method would assign 750 MWs and 250 MWs to the two suppliers, respectively.

Docket Nos. EC05-43-000 and 001	9
F.	Should the Commission Have Evaluated Applicants’ Ability to Engage in Strategic Bidding?
1.	Requests for Rehearing
25. NJ Ratepayer Advocate argues that the Commission should have required Applicants to conduct a further analysis of their ability to engage in strategic bidding. Due to the nature of the Basic Generation Service auctions and the large market share Applicants will have in New Jersey, NJ Ratepayer Advocate states that Applicants could engage in strategic bidding in the Basic Generation Service auctions and exercise market power. However, the Commission determined that Applicants would not be able to exercise market power and engage in strategic bidding based on the analysis of the HHI screen and the Commission’s Market Behavior Rules.32
2.	Commission Determination
26. We deny rehearing. Strategic bidding is a form of economic withholding, which is a way of exercising market power.33 In the Merger Order, we gave two reasons why the Applicants’ Appendix A analysis did address the merger’s effect on Applicants’ incentive or ability to engage in strategic bidding. First, the DOJ Merger Guidelines recognize that the HHI conveys information about the likelihood of the unilateral exercise of market power.34 Second, in order to address the screen failures in various season/load conditions, Applicants proposed divesting units with a range of operational and cost characteristics, including the types of units that protestors argue could be used to engage in strategic bidding or withholding. Using widely accepted measures of a merger’s effects on competition and the market power of the merged firm, Applicants showed that the proposed divestiture would mitigate any increase in the merged firm’s market power and thus its ability to harm competition through strategic bidding.
G.	Did the Commission Employ a Flawed Competitive Analysis?
1.	Requests for Rehearing
27. PPL argues that the Commission should have required Applicants to address the

[32]	NJ Ratepayer Advocate at 6.

[33]	Market Behavior Rules, 105 FERC ¶ 61,218 (2003), order on reh’g, 107 FERC ¶ 61,175 (2004) Rule 2.E prohibits “bidding the output of or misrepresenting the operational capabilities of generation facilities in a manner which raises market prices by withholding available capacity from the market.”

[34]	Section 2.0 of the DOJ Merger Guidelines.

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concerns PPL raised as to whether Applicants’ chosen price levels accurately reflected market prices; instead the Commission accepted Applicants’ vague response that “choosing market prices... is as much an art as it is a science.”35 PPL asserts that the accuracy of Applicants’ DPT should have been set for hearing.36
2.	Commission Determination
28. We deny PPL’s request for rehearing. Applicants supported their DPT by: (1) providing tests of the sensitivity of their results to changes in the critical parameters in the model; (2) answering protestors’ specific questions regarding assumed input prices and wholesale energy market prices; (3) providing an analysis by PSEG’s witness, Mr. Rodney Frame, that confirmed Dr. Hieronymus’ results.37 In addition, as we stated in the Merger Order, the PJM MMU Study largely confirmed the accuracy of Applicants’ results, finding similar pre-merger and post-merger concentration levels. PPL has not explained why this was not adequate.
H.	Did the Commission Ignore Evidence of Applicants’ Power Marketing in Analysis?
1.	Requests for Rehearing
29. Public Citizen argues that the Commission should have discussed the failure of Applicants’ market concentration analysis to address Applicants’ power marketing activities.38

[35]	PPL at 33-34.

[36]	Id. at 35.

[37]	As explained in P 125 of the Merger Order, Dr. Hieronymus; market price assumptions are consistent in that the assumed market price corresponds with the running costs of the units most likely to set the market-clearing price in the PJM energy markets for the given season-load conditions. In addition, the fact that Dr. Hieronymus and Mr. Frame used different fuel cost and market price assumptions, but arrived at very similar results, indicates that the results are not sensitive to changes in fuel cost and market price assumptions, and the consistency of Dr. Hieronymus; results across various assumed market prices shows that the results of the analysis are robust.

[38]	Public Citizen at 16.

Docket Nos. EC05-43-000 and 001	11
2.	Commission Determination
30. We deny Public Citizen’s request for rehearing. The Appendix A analysis focused on capacity controlled by all potential sellers in the relevant market. Without control of capacity, whether through ownership of physical assets or through power purchase agreements, sellers cannot harm competition in wholesale energy markets. If Applicants (or any other potential suppliers) gain control of generation capacity through power marketing activities, the Appendix A analysis does consider power marketing activity, but simply the presence of a large power marketing operation does not, in itself, confer any additional market power on the merged firm or on any other seller.
I.	Did the Commission Improperly Fail to Consider Supplemental Evidence?
1.	Requests for Rehearing
31. Philadelphia Gas argues that the Commission ignored evidence it submitted pointing out errors in Applicants’ analysis that affected the evaluation of the proposed merger’s effect on the delivered gas market in PJM East.39
2.	Commission Determination
32. Comments and protests to the proposed merger were due on or before April 11, 2005. In response to the numerous comments and protests filed in response to Applicants’ proposed merger, on May 10, 2005 Applicants made a supplemental filing that amended their proposed analysis and mitigation. The Commission then provided all parties with an additional opportunity to respond to the supplemental filing with comments due on or before May 27, 2005. Several parties, including Philadelphia Gas, filed additional comments in response to Applicants’ amended filing and many of the additional comments included lengthy responses to the Applicants’ amended market power analysis. However, one month after the comment date had already passed, Philadelphia Gas filed additional comments disputing Applicants’ amended market power analysis.
33. The Commission did not accept Philadelphia Gas’ additional comments due to the lateness of its filing. The Commission has discretion whether to accept a late-filed answer. After reviewing Philadelphia Gas’ June 27, 2005 filing, the Commission determined that it did not provide new information that would have assisted the Commission in its decision-making process. Therefore, the Commission properly declined to accept the late-filed comments. However, we note that Philadelphia Gas’ arguments actually duplicated arguments raised by FirstEnergy, NJ Ratepayer Advocate

[39]	Philadelphia Gas at 19-20.

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and Pennsylvania Office of the Consumer Advocate, among others, and those arguments were addressed.
J.	Did the Commission Improperly Approve the Merger Based in Part Upon Compliance Filings and Future Actions?
1.	Requests for Rehearing
34. Hoosier Energy, PaOCA and Illinois state that the Commission failed to meet the section 203 standard by approving the merger based on its “understanding” that further mitigation may be required in the future if the proposed mitigation proves insufficient.40
35. NJBPU argues that the Commission violated section 203 by finding that the proposed merger is consistent with the public interest after determining that the proposed mitigation and divestiture may not adequately mitigate the merger’s harm to competition.41 NJBPU states that the Commission requirement of compliance filings to demonstrate that the mitigation actually does mitigate the harm to competition after the merger has already been consummated does not satisfy the public interest standard in section 203.42 This would be an after-the-fact determination that the merger is consistent with the public interest and is contrary to the requirement that we find that the merger is consistent with the public interest before approving it.43
36. Based on the Commission’s finding that additional mitigation may be required if the mitigation conditions accepted in the Merger Order are not adequate to remedy the harm to competition, Philadelphia Gas argues that the Commission has failed to make the statutorily required finding that the merger is consistent with the public interest .44 Philadelphia Gas contends that the Commission seeks to “hedge its bets” in approving the merger by stating its right to impose additional future mitigation.45 Philadelphia Gas claims that, by asserting its right to impose future mitigation, the Commission is

[40]	Hoosier Energy at 4.

[41]	NJBPU at 10.

[42]	Id. at 15.

[43]	Id. at 16-17.

[44]	Philadelphia Gas at 5.

[45]	Id. at 7.

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admitting that the merger is not in the public interest, even though the Merger Order found that the merger does satisfy the public interest standard under section 203.46 Finally, Philadelphia Gas states that it is not clear whether the Commission has the authority to impose additional mitigation and divestiture obligations.47
2.	Commission Determination
37. Section 203(a) states that if the Commission determines that a proposed merger is consistent with the public interest, then the Commission shall approve the proposed transaction.48 Section 203(b) clarifies that the Commission may approve a proposed merger upon a finding that it is consistent with the public interest and “... upon such terms and conditions as it finds necessary or appropriate to secure the maintenance of adequate service and the coordination in the public interest of facilities subject to the jurisdiction of the Commission.”49 Thus, while the Commission must find that proposed mergers are consistent with the public interest before they can be approved, the Commission can do this by imposing conditions and requiring supplemental filings to demonstrate both that the additional conditions have been met and that the accepted mitigation is actually ensuring that markets are not harmed.
38. The Commission determined in the Merger Order that the proposed merger of Exelon and PSEG is consistent with the public interest. However, due to the size of the proposed merger, the Commission decided to exercise its section 203(b) powers and order compliance filings to ensure that the mitigation plan proceeds as expected to ensure that market power does not increase. The Commission retains its right under section 203(b) to order future mitigation, if necessary, to ensure that the proposed merger and mitigation remain consistent with the public interest.
39. The Commission has ordered additional filings in previous mergers to ensure that the mitigation will alleviate market power concerns resulting from the merger. In approving the merger of American Electric Power Company, Inc. and Central and

[46]	Id. at 8.

[47]	Id. at 7.

[48]	16 U.S.C. § 824b(a) (2001).

[49]	16 U.S.C. § 824b(b) (2001).

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SouthWest Corporation, for instance, the Commission permitted the companies to divest different generation upon a compliance filing with the Commission.50
40. Here, the Commission is requiring that Applicants provide compliance filings with an updated Appendix A analysis upon completion of the divestiture to ensure that the Applicants are fulfilling their mitigation obligations and to permit the Commission to monitor the market in the wake of the merger. The compliance filings are just one method the Commission uses to be doubly sure that market power concerns are resolved.
K.	Should the Commission Have Required Applicants to Specify the Units to be Divested?
1.	Requests for Rehearing
41. Hoosier Energy states that the Commission did not engage in reasoned decision-making because the Merger Order did not require Applicants to specify the exact units they plan to divest. The Commission violated its own Merger Policy Statement51 and regulations, Hoosier Energy argues, by approving the merger without knowing which specific units Applicants plan to divest. Hoosier Energy also states that the Commission did not explain why it did not follow the Merger Policy Statement or section 33.3 of the Commission’s regulations.52
42. NJ Ratepayer Advocate argues that the Commission’s approval of the merger without requiring Applicants to specifically identify the units they will divest raises issues of Applicants market power and the effectiveness of the proposed mitigation plan.53

[50]	American Electric Power Company, Inc., Central and SouthWest Corporation, 100 FERC ¶ 61,316 at P 20 (2002).

[51]	Inquiry Concerning the Commission’s Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs., Regulations Preambles July 1996-December 2000 ¶ 31,044 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC ¶ 61,321 (1997) (Merger Policy Statement).

[52]	Hoosier Energy at 6.

[53]	NJ Ratepayer Advocate at 14.

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43. Philadelphia Gas argues that the Commission’s failure to comply with the Merger Policy Statement and require Applicants to specify exactly which facilities it will divest violated the FPA and the Administrative Procedure Act54 and was arbitrary, capricious, an abuse of discretion and a denial of due process.55
44. PPL argues that the Commission’s failure to require Applicants to specify which units will be required for divestiture increases the post-merger market uncertainty. In addition to ignoring the Commission’s Merger Policy Statement, this failure to require specificity also violates practices of other antitrust enforcement agencies such as the Department of Justice.56 PPL further argues that not requiring Applicants to specify the units available for divestiture makes it more difficult for the Commission to determine if the mitigation will actually remedy the merger-related harm in the Northern New Jersey market.57
2.	Commission Determination
45. We will reject arguments that we should have required Applicants to specify the exact units to be divested prior to approval. As we stated in the Merger Order, under the Commission’s Appendix A analysis, we need to know the general location (i.e., control area or sub-region of an regional transmission organization (RTO)) and cost characteristics of the generators being divested — not the actual units — in order to calculate the post-merger-and-divestiture Herfindahl-Hirschman Indexes (HHI) to determine market concentration. 58 Applicants provided that information and performed the Delivered Price Test (DPT), which calculates the economic capacity of all sellers in the market based on the running costs of the potential suppliers in the market and the transmission available to those sellers that could export energy into the market. Generators in the relevant geographic market are assumed to be able to supply all of their economic capacity in the market, while those outside the market are assigned a pro rata share of the available import capacity. The mitigation addresses the screen failures that occurred in the PJM-East, PJM Pre-2004, and Northern PSEG markets. Therefore, in order to calculate the effectiveness of the mitigation, we need to know the running costs

[54]	5 U.S.C. § 551 et seq. (2005).

[55]	Philadelphia Gas at 16-17.

[56]	PPL at 30.

[57]	Id. at 31.

[58]	Merger Order at P. 142.

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of the plants to be divested that are in PJM-East, Pre -2004 PJM, or Northern PSEG. We address the mitigation for the three specific markets below.
46. For PJM-East, the market with the most significant screen failures without mitigation, Applicants committed to divest 5,500 megawatts (MWs) of generating capacity: 2,400 MWs of nuclear capacity, 550 MWs of coal-fired capacity, 1,550 MWs of mid-merit capacity, and 1,000 MWs of peaking capacity. Because of the differences in running costs of the four types of capacity, the amount of effective mitigation ranges by season/load levels from 2,400 MWs in the winter and shoulder off-peak periods (when only the nuclear capacity is economic, and therefore is considered mitigation) to 5,500 MWs in the summer extreme peak period, when all of the capacity is economic. As a result of the mitigation, the markets are moderately concentrated for all season/load levels and the change in market concentration does not exceed 100 HHI (the Commission’s threshold for moderately concentrated markets) in any of the season/load levels. Therefore, as we stated in the Merger Order, Applicants have shown that the proposed mitigation adequately addresses any merger-related harm to competition in the PJM-East energy market.
47. For the larger PJM Pre-2004 market, which includes PJM-East, in addition to the 5,500 MWs in PJM-East, Applicants committed to divest 1,100 MWs of generating capacity, consisting of 200 MWs of nuclear capacity, 150 MWs of coal-fired capacity, 550 MWs of mid-merit capacity, and 200 MWs of peaking capacity. Because of the differences between running costs of the four types of capacity, the amount of mitigation ranges by season/load levels from 2,600 MWs in the winter and shoulder off-peak periods (when only the nuclear capacity is economic, and therefore is considered mitigation) to 6,600 MWs in the summer extreme peak period, when all of the capacity is economic. As a result of the mitigation, the markets are either unconcentrated or moderately concentrated for season/load levels and the change in market concentration does not exceed 100 HHI in any of the season/load levels. Therefore, as we stated in the Merger Order, Applicants have shown that the proposed mitigation adequately addresses any merger-related harm to competition in the PJM Pre-2004 energy market.
48. For the smaller Northern PSEG market, Applicants committed to divest 200 MWs of generating capacity, consisting of 100 MWs of coal-fired capacity and 100 MWs of mid-merit capacity. As a result of the mitigation, the markets are either unconcentrated or moderately concentrated for all season/load levels and the change in market concentration does not exceed 100 HHI in any of the season/load levels. Therefore, as we stated in the Merger Order, Applicants have shown that the proposed mitigation adequately addresses any merger-related harm to competition in the Northern PSEG energy market. We note that in the Merger Order, we misstated Applicants’ commitment as being a 100 MW divestiture rather than the 200 MWs to which they committed. We

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clarify that we are relying on Applicants’ 200 MW mitigation commitment in finding that the proposed mitigation adequately addresses any merger-related harm to competition in the Northern PSEG energy market.
49. Applicants’ divesture commitment also addresses merger-related harm to competition in the PJM-East capacity market. As with the PJM-East energy markets discussed above, by committing to divest 5,500 MWs of capacity located within PJM-East, applicants have demonstrated that the proposed mitigation addresses any merger-related harm to competition in the relevant market.59
50. Finally, the rehearing requests ignore the fact that, as an additional measure of protection, Applicants are required to submit a revised Appendix A analysis upon completion of the divestiture. That analysis will show, given the exact units sold and the identities of the buyers, whether the divestiture adequately mitigates the merger-related harm to competition. If the divestiture does not sufficiently reduce market concentration, we will require additional mitigation. Moreover, the interim mitigation, which adequately addresses the merger-related harm to competition, will remain in place until Applicants have made an affirmative showing that the divestiture mitigates the harm to competition the merger otherwise would cause. Therefore, any merger-related harm to competition will be mitigated from the date of the merger consummation to the time when sufficient permanent structural mitigation is in place.
L.	Did the Commission Err in Accepting Applicants’ Proposal for Virtual Divestiture?
1.	Requests for Rehearing
51. Hoosier Energy challenges the Commission’s approval of Applicants’ proposal to treat their long-term energy sales as “virtual divestiture.” Specifically, it argues that the Commission ignores Applicants’ ability to maintain control over this “virtually divested” capacity through scheduling outages for maintenance and refueling.60 Hoosier Energy also argues that Applicants will be able to raise short-term energy market prices, which would, in turn, result in higher prices for long-term energy sales from the virtual divestiture.61

[59]	Dr. Hieronymus’s analysis of the PJM-East capacity market shows that 5,325 MWs of capacity needs to be divested in order to restore market concentration to within the Commission’s screening threshold of the pre-merger concentration. Exhibit J-21.

[60]	Hoosier Energy at 8.

[61]	Id. at 9.

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52. PaOCA, Illinois, NJ Ratepayer Advocate and PPL argue that the Commission’s approval of the virtual divestiture plan is not consistent with the Merger Policy Statement or with the DOJ Merger Guidelines,62 and thus, is not reasoned decision-making.63 PaOCA also argues that the virtual divestiture will allow Applicants to retain full operational control of the nuclear units, where the Applicants can control retirement and expansion of facilities.64 Finally, PaOCA states that Applicants have not demonstrated that the proposed virtual divestiture plan will be effective or sufficient in mitigating the merger-related harm.65
2.	Commission Determination
53. Hoosier Energy’s argument that Applicants will be able to raise short-term energy market prices, which would, in turn, result in higher prices for long-term energy sales from the virtual divestiture, ignores that fact that Applicants do not have market power in the short-term energy market. The merger-related harm to competition is mitigated by the divestiture of 6,600 MWs of generation in the PJM markets. In addition, in order to obtain market-based rate authority, Applicants have previously shown that they lack market power in the relevant markets. Therefore, Applicants lack the market power would need to effect the strategy proposed by Hoosier Energy. Hoosier Energy’s argument is circular; it concludes that the mitigation will not be effective based on its assumption that it will not be effective.
54. We also reject Hoosier Energy’s argument that Applicants will be able to maintain control over this virtually divested capacity by the way they schedule outages. Hoosier ignores the fact that Applicants’ commitment is to provide 2,400 MWs of baseload energy, not energy from a specific nuclear unit. If the merged company withheld output by strategic outages for maintenance or refueling of a specific nuclear unit, it would to provide baseload energy from another source at the long-term contract price; therefore, there can be no net withholding of baseload capacity.

[62]	U.S. Department of Justice and Federal Trade Commission, Horizontal Merger Guidelines, 57 Fed. Reg. 41,552, Sec. 2.0 (1992), revised, 4 Trade Reg. Rep (CCH) ¶ 13,104 (April 8, 1997) (DOJ Merger Guidelines).

[63]	PaOCA at 15.

[64]	Id. at 16.

[65]	Id.

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55. We also reject arguments that the virtual divestiture is inconsistent with the Merger Policy Statement. The Merger Policy Statement recognizes that there are a number of ways to mitigate merger-related increases in market power.66 In a horizontal merger such as this, the elimination of a competitor may harm competition by increasing the merged firm’s ability to raise price by withholding output. The virtual divestiture ensures that 2,400 MWs of baseload energy will, in fact, be available at all times, so the Applicants will not be able to withhold output.
56. The arguments that the merged firm will have the ability and incentive to withhold the output of nuclear plants make little economic sense. As we have stated in a number of cases, the operational characteristics of, and regulatory scrutiny over, nuclear units virtually eliminates the possibility of withholding output to drive up prices.67 Profit-maximizing firms may have the incentive to withhold marginal units in order to increase the price they receive on other sales, but withholding the output of low variable cost nuclear units would rarely be profitable. PP&L argues that our approval of virtual divestiture fails to consider several “key attributes of ownership” that would permit Applicants to retain control over the virtually divested units: (1) perfect knowledge of the condition and operation of each nuclear unit; (2) the ability to control the units’ maintenance schedules; (3) the timing of shutdown and restart after maintenance; and (4) the timing of restart after an unscheduled outage. Applicants will retain those attributes of ownership, but as we stated in the Merger Order, the terms of the baseload energy sales, along with the operational characteristics and profitability of running nuclear units, eliminate the ability and incentive to use those attributes of ownership to adversely affect competition. Regarding the “key attributes of ownership” referred to PPL, the contractual provisions in the energy sales, discussed in P134 of the Merger Order, along with the auction manager, the independent auction monitor, and the Public Compliance Website, ensure that the merged firm will not be able to use its retained ownership to affect the energy sales themselves.
57. PPL argues that the Commission will have to constantly supervise the virtual divestiture to ensure that it adequately mitigates any merger-related harm to competition However, we addressed that issue in detail in the Merger Order. We relied, in part, on Applicants’ commitments to establish: (1) an independent monitor to oversee the baseload auction and Applicants’ compliance with the long-term energy contracts; and (2) a public compliance website that will show how they are complying with the virtual divestiture and other mitigation requirements. We directed Applicants to make a compliance filing within 30 days of the Merger Order detailing the process for the

[66]	Merger Policy Statement at 30,136 – 137.

[67]	See Commonwealth Edison Co., 91 FERC ¶ 61,036 (2000).

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selection of the independent monitor. On August 1, 2005, Applicants submitted a compliance filing addressing their commitment to retain an independent party to administer the baseload energy auction as well as a template for their Public Compliance Website. In that filing, Applicants stated that they would add an additional layer of independence by hiring both an auction manager and an independent auction monitor. 68
M.	Did the Commission Err in Reasoning that the Merger Will Not Harm Competition Because Mitigation Will Restore HHIs to Minimum Pre-Merger Levels?
1.	Requests for Rehearing
58. PaOCA and Illinois argue that the Commission erred in relying only on its analysis of the post-merger and mitigation HHI levels in evaluating the merger’s effect on competition, given Applicants’ proposed mitigation. According to PaOCA, the Commission “relies upon the post-mitigation HHI that simply restores the HHIs to the bare minimum to avoid screen violations, as the foundation for its finding that Applicants have met their burden for the Commission to approve the proposed merger.”69 PaOCA argues that there are many other factors that the Commission should have considered.70
2.	Commission Determination
59. We reject this argument. As we state in P 132 of the Merger Order, there are a number of ways to mitigate increases in market power (such as generation divestiture, transmission expansion, or behavioral measures such as must-offer requirements), and we have imposed various forms of market power mitigation depending on the circumstances. The key element of any mitigation plan is addressing the specific harm to competition that could result from a transaction. In the Merger Order, we explained that Applicants’ proposal to divest sufficient capacity to reduce market concentration enough to pass the screen is a reasonable way to mitigate the merger-related harm to competition. This is because the HHI conveys information about the likelihood of both coordinated and unilateral exercises of market power — the exact harm to competition that could result from a large horizontal merger such as the one before us. Moreover, in a straightforward horizontal merger, where market concentration (rather than other competitive issues such as transmission access or barriers to entry) is the key issue, divesting sufficient generation to restore pre-merger levels of market concentration is appropriate mitigation.

[68]	August 1 Compliance Filing, pp 4-8, Docket No. EC05-43-000.

[69]	PaOCA at 11.

[70]	Id. at 12.

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N.	Did the Commission Err in Approving a Megawatt-for-Megawatt Reduction in Baseload Energy Mitigation?
1.	Requests for Rehearing
60. Hoosier Energy challenges the Commission’s decision to allow Applicants to reduce their required baseload energy mitigation megawatt-for-megawatt (MW-for-MW) for any reduction in their nuclear generating capacity due to derating, decommissioning or sales of nuclear capacity in the PJM East market. It states that the Commission’s approval of this MW-for-MW reduction assumes that all of any increased nuclear capacity would be used by entities other than the Applicants themselves.71 Hoosier Energy argues that there is no evidentiary basis for this assumption.72
61. PPL argues that allowing Applicants to reduce mitigation requirements MW-for-MW for any retired nuclear assets is an error. PPL states that allowing such a reduction based on retirement is tantamount to withholding capacity from the market and should not be the basis for a reduction in mitigation obligations. Thus, PPL argues that Applicants should not be able to reduce their mitigation obligations MW-for-MW based on retirement of facilities.73
62. APPA/NRECA states that derating or retirement of Applicants’ nuclear generation capacity should not allow a MW-for-MW reduction in baseload energy mitigation.74 Rather, APPA/NRECA argue that Applicants should be required to demonstrate that the existing mitigation is appropriate in the event of an unforeseen derating or retirement of some part of Applicants’ nuclear generating capacity.75

[71]	Hoosier Energy at 11.

[72]	Id.

[73]	PPL at 32.

[74]	APPA/NRECA at 16.

[75]	Id. at 17-18.

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2.	Commission Determination
63. We deny rehearing requests regarding the MW-for-MW reduction in baseload energy mitigation for increases in import capacity into PJM East. As we stated in the Merger Order, increasing transfer capability into PJM East would enable competitive suppliers to defeat attempts to increase prices there. In fact, in Oklahoma Gas and Electric Company, we found that a transmission expansion mitigated the increase in market power associated the elimination of a rival generator. 76 If the merger eliminates competitor in PJM-East, a transmission expansion would create new competitive alternatives to offset the merger’s effect.
64. We also deny rehearing requests regarding the MW-for-MW reduction in baseload energy mitigation for any de-rating or retirements of Applicants’ nuclear plants. As we stated in the Merger Order, Applicants made a convincing argument that a decrease in their nuclear capacity would mitigate market power, because the incentive to exercise market power is directly related to the amount of inframarginal capacity they control that could benefit from higher prices. For the numerous reasons discussed in the Merger Order (e.g. operational realities, regulatory oversight, and profit-maximization) the merger did not increase Applicants’ ability or incentive to withhold nuclear capacity; rather, it increased their incentive to withhold marginal capacity in order to increase their profits from baseload sales. Even if operationally feasible, withholding output from low cost nuclear units would rarely be profitable. We agreed with Applicants’ argument that the incentive to withhold output of marginal units is a function of the amount of baseload capacity from which the merged firm could profit due to higher energy prices. Therefore, reducing the amount of baseload capacity under Applicants’ control would reduce their incentive to withhold marginal capacity in order to raise the market price, which is the key concern in a horizontal merger creating a large supplier with a large portfolio of generation capacity along all portions of the supply curve.
O.	Did the Commission Fail to Appropriately Evaluate the Northern PSEG Market?
1.	Requests for Rehearing
65. NJ Ratepayer Advocate challenges the Commission’s decision that Applicants’ commitment to divest 100 MW of generation in the Northern PSEG market would remedy any concentration issue in that market.77 It contends that Applicants did not

[76]	Oklahoma Gas and Electric Company, 108 FERC ¶ 61,044 at P 32 (2004) (OG&E).

[77]	NJ Ratepayer Advocate at 11.

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explicitly commit to divesting 100 MW of generation from the Northern PSEG market, so the Commission erred in approving the merger based on the vague mention of this divestiture.78
2.	Commission Determination
66. We reject NJ Ratepayer Advocate’s argument that Applicants failed to show that the merger would not harm competition in the Northern PSEG. As discussed in P 32 above, Applicants committed to divest 200 MWs of generating capacity consisting of 100 MWs of coal-fired capacity and 100 MWs of mid-merit capacity in the Northern PSEG market. We relied on that commitment in making our finding that the merger would not adversely affect competition. As a result of the mitigation, the markets will be unconcentrated or moderately concentrated for all season/load levels and the change in market concentration does not exceed 100 HHI in any of the season/load levels. Therefore, as we stated in the Merger Order, Applicants have shown that the proposed mitigation adequately addresses any merger-related harm to competition in the Northern PSEG energy market.
P.	Does the Commission Lack Jurisdiction Over Key Aspects of the Mitigation Plan?
1.	Requests for Rehearing
67. Public Citizen claims that EPAct 2005 will lead to a corrosion of the required mitigation by altering the Commission’s jurisdiction over generation, which could permit Applicants to simply reacquire divested facilities and generation without Commission approval.79
2.	Commission Determination
68. While the new section 203 language in EPAct 2005 increases the monetary value required for Commission authorization of the disposition of facilities, as a practical matter, the increased dollar threshold will easily be met in most cases. Particularly in the geographic markets at issue in this transaction, any generation facility that would sell for less than $10 million would be de minimis. Therefore, we do not believe that the new $10 million threshold under section 203 would lead to Applicants’ ability to buy back divested generation without Commission approval. Additionally, the new statute provides the Commission with greater authority in some respects, since we have authority

[78]	Id.

[79]	Public Citizen at 17.

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over the disposition of facilities involving generation only, which we did not have under pre-EPAct 2005 section 203.80
Q.	Should the Commission Clarify the Timing and Content of the Required Compliance Filings?
1.	Requests for Rehearing
69. In order to ensure that the Commission can verify that the mitigation eliminates the merger-related increase in market concentration, APPA/NRECA requests that the Commission require Applicants to file a single, comprehensive Appendix A market analysis of the generation divestitures before the divestitures begin and then another compliance filing demonstrating that the required divestitures have been completed.81 This would ensure that Applicants are meeting all their obligations.82
70. Similarly, APPA/NRECA argues that the Commission should establish a strict deadline for Applicants to complete generation divestitures, with consequences for failure to meet that deadline.83
71. APPA/NRECA also requests that the Commission establish a specific procedure for Applicants’ divestiture of generation, such as requiring Applicants to auction off the pool of generating units they have identified as eligible for divestiture and appointing an independent auction monitor to oversee the auction process and ensure the transparency and fairness of the auction.84
2.	Commission Determination
72. We find the requests of APPA/NRECA reasonable. The Commission required Applicants to make compliance filings to ensure that the mitigation is alleviating market power concerns. Requiring Applicants to file a comprehensive Appendix A analysis

[80]	Energy Policy Act of 2005 §§ 261 et seq., Pub. L. No. 109-58, 199 Stat 594 (2005).

[81]	APPA/NRECA at 8.

[82]	Id. at 9.

[83]	Id. at 10.

[84]	Id. at 13-14.

Docket Nos. EC05-43-000 and 001	25
before the generation divestitures begin will provide the Commission with a solid basis on which to analyze the progress of the mitigation. Similarly, after the required divestitures are complete, the Commission will require Applicants to make another filing to demonstrate that the divestitures have complied with the necessary actions ordered by the Commission.
73. On August 1, 2005, Applicants submitted a compliance filing that outlined the baseload energy auction and explained the independent oversight of the auction through an auction manager and an independent auction monitor to serve as an additional layer or independence in the baseload energy auction. The City of Philadelphia protested the compliance filing and argued that the plan did not contain any requirement that the auction manager and independent auction monitor not have any ownership interests in one another and will not collude in the auction proceedings. The City of Philadelphia requests that we require Applicants’ to include language in the agreements that neither the auction manager nor the independent auction monitor will have ownership interests in one another and will not collude in the auction proceedings. We find the City of Philadelphia’s request reasonable and will require Applicants to provide a new agreement with such language incorporated.
74. Additionally, we find that Applicants’ compliance filing addresses APPA/NRECA’s concerns about the independence and transparency of the auction process. Therefore, that aspect of APPA/NRECA’s request for rehearing is moot.
R.	Did the Commission Accept Unsupported Claims of Benefits?
1.	Requests for Rehearing
75. PaOCA and Illinois argue that the Commission approved the merger based, in part, on unsupported evidence offered by Applicants that the proposed merger benefits the public interest. While Applicants claim that the merger will provide benefits to the public interest, such as lower costs, higher capacity and greater stability in the electricity market, PaOCA asserts that Applicants fail to produce substantial evidence to support these claims.85 It argues that Applicants did not demonstrate that the claimed benefits and efficiencies could only result from the proposed merger, as allegedly required under the Commission’s Merger Policy Statement and the DOJ Merger Guidelines.86

[85]	PaOCA at 17.

[86]	Id. at 17-18.

Docket Nos. EC05-43-000 and 001	26
2.	Commission Determination
76. The Commission approved the merger under the standard set forth in section 203 of the FPA, upon a finding that the proposed merger is consistent with the public interest. The Commission determined that, based on the market analysis and Applicants’ proposed mitigation, Applicants demonstrated that the proposed merger would not adversely affect competition, rates or regulation. PaOCA and Illinois are correct that Applicants cite a more efficient nuclear operation, which would provide the market with increased energy for sale in the PJM wholesale market, as one of the chief benefits of the merger. However, we did not rely on Applicants’ efficiency argument in our conclusion that the merger, as mitigated, would not harm competition in any relevant wholesale market. Therefore, Applicants did not need to make a showing that efficiency gains from the merger would benefit the public interest in order for us to conclude that the merger is consistent with the public interest.
S.	Whether the Commission Should Have Expanded Its Analysis Beyond the Merger Policy Statement
1.	Requests for Rehearing
77. Philadelphia Gas argues that the Commission’s “refusal to consider elements of the public interest beyond those described in the [Merger Policy Statement]” was arbitrary, capricious, an abuse of discretion and a violation of section 557(c)(3)(A) of the Administrative Procedure Act.87 Among the public interest elements Philadelphia Gas claims that the Commission ignored are the effects the merger may have on the price and availability of natural gas in the Philadelphia area, the Philadelphia area spot market for natural gas and the price of electricity in the Philadelphia area.88
2.	Commission Determination
78. Under the Commission’s Merger Policy Statement, the Commission generally evaluates three factors in determining whether a proposed merger is consistent with the public interest: the proposed merger’s effect on competition, on rates and on regulation.89 While these three factors are generally the basis for the Commission’s determination, each of these three general factors consider many specific circumstances that influence the Commission’s analysis. Among those additional circumstances are the

[87]	Philadelphia Gas at 13.

[88]	Id. at 11.

[89]	Merger Policy Statement at 30,111.

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proposed merger’s effects on markets and market concentration in the relevant geographic and product markets, the possibility of unnecessary rate increases and additional ratepayer protection stemming from the proposed merger and the impact of the merger on state regulation.
79. Specifically, in our review of the merger’s effect on competition in wholesale electricity markets, we considered Applicants’ and intervenors’ analysis of the relevant upstream natural gas markets and concluded that Applicants had shown that the upstream natural gas markets were not highly concentrated, a necessary condition for the concerns about natural gas prices and availability expressed by Philadelphia Gas. Regarding the price of electricity in the Philadelphia area, we did find that the merger, as mitigated, would not harm competition in PJM-East, where Philadelphia is located. To the extent Philadelphia Gas is referring to retail electricity prices in Philadelphia, we found that the merger would not adversely affect regulation in any state, including Pennsylvania.
80. Philadelphia Gas argues that the Commission violated section 557(c)(3)(A) of the Administrative Procedure Act. Section 557(c)(3)(A) states that the Commission must include a statement of the findings and conclusions and a basis for the decision on all issues of law or fact discussed in the record. Throughout the 75 page Merger Order, the Commission explained the basis for its decision to approve the merger as consistent with the public interest. The Commission explained in the discussion of each issue how its decision was consistent with and based on the analysis of the Merger Policy Statement and other antitrust principles. Therefore, the Commission did provide a basis for the conclusions of each decision on all issues of law and fact discussed in the record, as required by section 557(c)(3)(A) of the Administrative Procedure Act.
T.	Should the Commission Consider the Effect on Regulation of the Repeal of PUHCA?
1.	Requests for Rehearing
81. Public Citizen argues that the Commission should analyze the effect that the repeal of the PUHCA 193590 would have on the regulation of the merger. It states that the Commission shifted the question of effective regulation to the NJBPU and other state commissions. Upon the repeal of PUHCA, no federal or state body will have jurisdiction over the finances of the interstate holding companies and their interactions with utility subsidiaries.91

[90]	15 U.S.C. §§ 79 et seq.

[91]	Public Citizen at 14.

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82. Similarly, NJBPU also argues that the Commission failed to evaluate the effect the PUHCA 1935 repeal would have on the states’ regulation and review of this merger. While the NJBPU intends to consider the effect the repeal of PUHCA 1935 may have and any changes in the regulation that may be necessary, NJBPU argues that the Commission erred in failing to conduct such an evaluation.92
2.	Commission Determination
83. The Commission approved this merger on June 30, 2005; PUHCA 1935 was in effect at that time and the Commission took account of that fact.93
84. Effective February 8, 2006, the Energy Policy Act of 2005, replaces PUHCA 1935 with PUHCA 2005.94 The Commission issued an order repealing PUCHA 1935 and implementing PUHCA 2005.95
85. The Commission cannot make decisions based on what laws Congress may enact; we can only regulate according to those laws that exist when we make our decisions. At the time the Commission approved Applicants’ merger, PUHCA 1935 was in effect and the Commission considered the effect that PUHCA 1935 would have on the proposed transaction.96
U.	Did the Commission Improperly Rely on State Regulation to Ensure Just & Reasonable Wholesale Rates?
1.	Requests for Rehearing
86. Public Citizen argues that the merger will lead to higher rates for residential customers, and that residential consumers will have no alternatives to the higher

[92]	NJBPU at 46.

[93]	Merger Order at P 217.

[94]	Energy Policy Act of 2005 (EPAct 2005) §§ 261 et seq., Pub. L. No. 109-58, 199 Stat. 594 (2005).

[95]	Order No. 667, Repeal of the Public Utility Holding Company Act of 1935 and Enactment of the Public Utility Holding Company Act of 2005, 113 FERC ¶ 61,248 (2005).

[96]	Merger Order at 72-3.

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wholesale prices created by the market power of the Exelon-PSEG merger.97 It accuses the Commission of abdicating its responsibility to ensure just and reasonable wholesale rates to the relevant state commissions.98
2.	Commission Determination
87. We deny Public Citizen’s rehearing request on two grounds. First, as discussed above and in the Merger Order, we find that the increased market power that would otherwise occur will be mitigated by the various required divestitures. Therefore, we do not agree that there will be “higher wholesale prices created by the market power of the Exelon-PSEG merger.” Second, Applicants have committed to hold wholesale customers harmless from any merger-related costs that exceed demonstrated merger-related benefits and we have found that such a commitment protects customers.99
V.	Did the Commission Improperly Accept Applicants’ May 10, 2005 Answer as an Amendment to the Filing?
1.	Request for Rehearing
88. Philadelphia Gas argues that the Commission violated its own regulations, the FPA and the Administrative Procedure Act in treating Applicants’ May 10, 2005 answer as an amendment under Rule 215 of the Commission’s regulations rather than as an answer under Rule 213.100
2.	Commission Determination
89. Applicants May 10, 2005 filing responded to many concerns raised by protestors by clarifying Applicants’ market power analysis and offering additional mitigation. Such an amendment to a pleading is permitted under rule 215(a)(3)(i) of the Commission’s regulations.101

[97]	Public Citizen at 16.

[98]	Id.

[99]	Merger Policy Statement at 30,124.

100	18 C.F.R. § 385.215 and § 385.213 (2005).

101	18 C.F.R. § 385.215(a)(3) (2005).

Docket Nos. EC05-43-000 and 001	30
90. While Applicants titled their May 10, 2005 filing an Answer, in fact it contained new information. Therefore, under Rule 215, the Commission accepted the filing as an amendment and provided an opportunity to comment on it, which benefited all parties.
W.	Did the Commission Violate Ex Parte Rules and the Administrative Procedure Act by Holding Pre-Filing Meetings with Applicants?
1.	Requests for Rehearing
91. Public Citizen and Illinois argue that the Commission should have discussed in the Merger Order their objections to pre-filing meetings between the Commissioners and Applicants.102 It claims that the failure to produce a record of these meetings violates the parties’ rights under the Administrative Procedure Act,103 to an impartial decision maker. Without a record of these meetings, the public has no way of knowing that the Commissioners are not biased.104
2.	Commission Determination
92. We reject Public Citizen’s argument that the Commissioners’ pre-filing meetings were in violation of either the Commission’s own regulations or the APA. First, the regulations prohibit off-the-record communications in any “contested on-the-record proceedings.”105 The regulations define a “contested on-the-record proceeding” as “any proceeding before the Commission to which there is a right to intervene and in which an intervenor disputes any material issue ...”106 The regulations prohibit such off-the-record

102	Public Citizen at 4.

103	5 U.S.C. § 551 et seq. (2005).

104	Public Citizen at 9.

105	18 C.F.R. § 385.2201(a) (2005).

106	18 C.F.R. § 385.2201 (c)(1) (2005). In Order No. 607, the final rule implementing the Commission’s ex parte rules, we noted that “[t]he explicit requirement that the proceeding be “contested” before ex parte rules attach reflects the notion that procedural requirements and constraints originally developed to preserve the rights of parties in an adjudication have no place in an administrative proceeding in which there is no “contest” comparable to the controversy in a judicial case.” Regulations Governing Off-the-Record Communications, Order No. 607, FERC Stats. & Regs. ¶ 31,079 at 30,881, 64 Fed. Reg. 51,222 at 51,230 (1999).

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communications in a contested on-the-record proceeding “from the time of filing of an intervention disputing any material fact that is the subject of a proceeding.”107
93. At the time that employees of the Applicants met with the Commissioners, the Commission’s prohibition against off-the-record communications did not apply because there was no proceeding whatsoever, much less a contested on-the-record proceeding, nor were there any parties. As the prohibition against off-the-record communications did not apply at this point, we find that the Commissioners acted according to the rules set forth in the Commission’s regulations.
94. Second, we reject Public Citizen’s argument that any pre-filing meetings between the Commissioners’ and the Applicants violated the APA because, when the pre-filing meetings occurred, there was no “proceeding”, so the pre-filing meeting was not an ex parte communication. The APA defines an “ex parte communication” as “an oral or written communication not on the public record with respect to which reasonable prior notice to all parties is not given.”108 A “party” is “a person or agency named or admitted as a party, or properly seeking and entitled as of right to be admitted as a party, in an agency proceeding.”109 Prior to filing, as there was no Commission proceeding, the APA’s prohibition on ex parte communication could not apply. Public Citizen’s protest would effectively read out of the statute the requirement that there be an agency proceeding to which parties are named, admitted, or are entitled as of right to seek admission, and we must therefore reject it as inconsistent with the APA’s definition of ex parte communication. Furthermore, we note that Public Citizen makes no effort to explain when, in its view of the APA, a “proceeding” begins. Under Public Citizen’s view, there is no limit to how early a “proceeding” begins.
95. In Order No. 607, we similarly concluded that pre-filing meetings are not ex parte communications, as defined by the APA. In the Notice of Proposed Rulemaking underlying that order, the Commission proposed to explicitly provide an exemption for pre-filing meetings.110 However, we determined in Order No. 607 that no pre-filing

107	18 C.F.R. § 385.2201(d)(1)(iv) (2005).

108	5 U.S.C. § 551(14) (2000) (emphasis added).

109	5 U.S.C. § 551(3) (2000) (Emphasis added).

110	Regulations Governing Off-the-Record Communications, Notice of Proposed Rulemaking, FERC Stats. & Regs. ¶ 32,534 at 33,506-07 (1998) (“pre-filing communications are often useful in educating applicants as to the appropriate format, content, and form that an application or other filing should take. Such consultations can therefore improve the chances that filings, once made, will be ready for evaluation on the merits.”).

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exemption was necessary and thus that pre-filing communications were not covered by the APA prohibition on ex parte communications “because they take place prior to the filing of an application, and therefore prior to any ‘proceeding’ at the Commission.”111
96. Public Citizen cites Electric Power Supply Association v. FERC112 to support its argument that the Commissioners’ pre-filing meetings violated the APA. However, EPSA v. FERC dealt with ex parte communications related to a specific “pending on-the-record proceeding” and post-filing meetings. The Court indicated in EPSA v. FERC that the overriding concern of section 557 is to ensure that an adequate record exists for purposes of judicial review and that the fairness of the proceedings is above reproach.113 In the situation at hand, there was no “pending on-the-record proceeding” because no application had yet been filed. Therefore, the APA was not violated.
97. Finally, we note that the current proceeding is not the proper venue for Public Citizen to challenge the validity of the Commission’s regulations; its arguments are, in fact, a collateral attack on those regulations. We will not ignore our regulations because a party to a specific case argues that the regulations are invalid. If Public Citizen believes that the Commission should amend its regulations, Public Citizen should submit a petition for rulemaking setting forth the changes it believes are necessary.114
The Commission orders:
     (A) Parties’ requests for rehearing are hereby denied.
     (B) Applicants are ordered to submit the required updated market analysis and compliance filings, as discussed in the body of this order.
     (C) The Commission clarifies that we rely on Applicants’ 200 MW mitigation commitment in finding that the proposed mitigation adequately addresses any merger-related harm to competition in the Northern PSEG energy market.

111	Order No. 607 at 30,879.

112	Electric Power Supply Association v. FERC, 391 F.3d 1255 (2004) (EPSA v. FERC).

113	EPSA v. FERC, 391 F.3d at 1266 (2004).

114	18 C.F.R. § 385.207(a)(4) (2005).

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     (D) The Commission hereby accepts Applicants’ August 1, 2005 compliance filing, as discussed in the body of this order.
By the Commission.
( S E A L )
Magalie R. Salas,
     Secretary.